PAVR SOLUTIONS, LLC

FINANCIAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Member
Pavr Solutions, LLC
Louisville, Kentucky

We have reviewed the accompanying financial statements of Pavr Solutions, LLC, which comprise the balance sheet as of December 31, 2020, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
March 12, 2021

PAVR SOLUTIONS, LLC
BALANCE SHEET
DECEMBER 31, 2020
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	91,916
TOTAL CURRENT ASSETS		91,916
PROPERTY AND EQUIPMENT		
Property and equipment, net		5,488
OTHER ASSETS		
Deposits		300
		300
TOTAL ASSETS	$	97,704

LIABILITIES AND MEMBER EQUITY

CURRENT LIABILITIES		
Accrued interest - convertible notes	$	616
TOTAL CURRENT LIABILITIES		616
LONG-TERM LIABILITIES		
Note payable - related party		20,000
Convertible notes - crowdfunding campaign		54,978
Convertible notes		30,000
TOTAL LONG-TERM LIABILITIES		104,978
TOTAL LIABILITIES		105,594
MEMBER EQUITY		
Member contributions		10,899
Accumulated deficit		(18,789)
TOTAL MEMBER EQUITY		(7,890)
TOTAL LIABILITIES AND MEMBER EQUITY	$	97,704

See independent accountant's review report and accompanying notes to financial statements.

PAVR SOLUTIONS, LLC
STATEMENTS OF INCOME
DECEMBER 31, 2020
(unaudited)

REVENUES	$	-
COST OF GOODS SOLD		-
GROSS PROFIT		-
OPERATING EXPENSES		
Advertising and marketing		1,095
Depreciation expense		752
General and administrative		3,552
Legal and professional fees		5,550
Rent expense		3,700
TOTAL OPERATING EXPENSES		14,649
NET OPERATING LOSS		(14,649)
OTHER INCOME/(EXPENSES)		
Other income		50
Interest expense		(616)
Crowdfunding fees		(3,574)
TOTAL OTHER INCOME/(EXPENSES)		(4,140)
NET LOSS	$	(18,789)

See independent accountant's review report and accompanying notes to financial statements.

PAVR SOLUTIONS, LLC
STATEMENT OF EQUITY
DECEMBER 31, 2020
(unaudited)

	Contributions/ (Distributions)	Members' Equity	Total
BEGINNING BALANCE, JANUARY 14, 2020 (INCEPTION)	-	$ -	$ -
Member contributions	10,899	-	$ 10,899
Net loss	-	(18,789)	$ (18,789)
ENDING BALANCE, DECEMBER 31, 2020	$ 10,899	$ (18,789)	$ (7,890)

PAVR SOLUTIONS, LLC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2020
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (18,789)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	752
(Increase) decrease in assets:	
Deposits	(300)
Increase (decrease) in liabilities:	-
Accrued interest on convertible notes	616
CASH USED FOR OPERATING ACTIVITIES	(17,721)
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash used for fixed assets	(6,240)
CASH USED FOR INVESTING ACTIVITIES	(6,240)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of convertible notes - crowdfunding raise	54,978
Issuance of note payable - related party	20,000
Issuance of convertible notes	30,000
Member contributions	10,899
CASH PROVIDED BY FINANCING ACTIVITIES	115,877
NET INCREASE (DECREASE) IN CASH	91,916
CASH AT BEGINNING OF YEAR	-
CASH AT END OF YEAR	$ 91,916

CASH PAID DURING THE YEAR FOR:	
INTEREST	$ -
INCOME TAXES	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies**

The Company
Pavr Solutions, LLC (the "Company") was incorporated in the State of Kentucky on January 14, 2020. The Company is doing business as Pav*r. The Company makes your Google calendar better. The Company developed an add-in that allows users to label their emails, export their calendar and allows users to add more details (additional fields) to calendar events.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2020 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over three years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

1. <u>**Summary of Significant Accounting Policies (continued)**</u>

Income Taxes
The Company is treated as a single member LLC for federal income tax purposes. The Company's earnings (losses) are included on the members' personal income tax return and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. As of December 31, 2020, the Company has not recorded any revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

New Accounting Pronouncements (continued)
In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2.   <u>**Commitments and Contingencies**</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   <u>**Property and Equipment**</u>

Property and equipment consisted of the following at December 31, 2020:

Property and equipment at cost:

Office Equipment	$ 6,240
	6,240
Less: Accumulated depreciation	752
Total	$ 5,488

4.   **Convertible Notes**

The Company has issued several convertible promissory notes. In 2020, three promissory notes were issued for a total of $30,000 with 2% APRs and maturity dates in 2023, with discount rates of 20%.

The principal balance and unpaid accrued interest on these notes will automatically convert into Conversion Units upon the closing of the Next Equity Financing. The number of Conversion Units the Company issues upon such conversion will equal the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest under this Note on a date that is no more than five (5) days prior to the closing of the Next Equity Financing by (y) the applicable Conversion Price. At least five (5) days prior to the closing of the Next Equity Financing, the Company will notify the Holder in writing of the terms of the Equity Securities that are expected to be issued in such financing. The issuance of Conversion Units pursuant to the conversion of this Note will be on, and subject to, the same terms and conditions applicable to the Equity Securities issued in the Next Equity Financing.

In the event of a Corporate Transaction prior to the conversion of this Note or the repayment of this Note, at the closing of such Corporate Transaction, the Holder may elect that either: (a) the Company will pay the Holder an amount equal to the sum of (x) all accrued and unpaid interest due on this Note and (y) two times (2x) the outstanding principal balance of this Note; or (b) this Note will convert into that number of Conversion Units equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of this Note on a date that is no more than five (5) days prior to the closing of such Corporate Transaction/the date of conversion by (y) the applicable Conversion Price.

At any time on or after the Maturity Date, at the election of the Requisite Noteholders, this Note will convert into that number of Conversion Units equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of this Note on the date of such conversion by (y) the applicable Conversion Price.

5.   **Convertible Notes – Crowdfunding Campaign**

In addition to the convertible promissory notes discussed in Note 4, the Company issued a series convertible promissory notes, through a crowdfunding platform (WeFunder). The total of these notes were $54,978. These notes carry 8% APRs and maturity dates in 2022.

The Conversion Price of these notes are the lower of (a) 80% of the Price Per Unit, and (b) the per unit price that would result from dividing (i) $2,000,000 (for the first $100,000 invested under the note) or $2,500,000 (for all sums over the first $100,000 invested under the note) by (ii) the Fully Diluted Number of Units.

In the event the Company consummates, prior to the Maturity Date or the closing of a Change of Control Transaction, an equity financing, in one or more closings, pursuant to which it sells Series A Preferred Units or another series of Preferred Units (Preferred Equity Securities") for an aggregate consideration of at least $1,000,000 and with the principal purpose of raising capital ("Qualified Financing"), then the outstanding principal balance on the notes shall automatically convert into such number of units of such Preferred Equity Securities obtained by dividing (i) the

5.   <u>**Convertible Notes – Crowdfunding Campaign (continued)**</u>

outstanding principal under the note by (ii) the Conversion Price, rounded down to the nearest whole unit.

The holders of the notes shall have the right, at the holder's option upon the closing of a Preferred Equity Securities financing occurring prior to the Maturity Date that does not constitute a Qualified Financing ("Non-Qualifying Financing") to convert all of the outstanding principal amount of this note into Preferred Units of the Company sold in the Non-Qualifying Financing. The total number of Preferred Units that the holders would be entitled upon the conversion of such note shall be determined by dividing (i) the outstanding principal under this note by (ii) the Conversion Price, rounded down to the nearest whole unit ("Optional Conversion").

6.   <u>**Subsequent Events**</u>

The Company is still offering up to $300,000 in convertible notes payable on WeFunder. WeFunder is entitled to 6.5% of the funds received from the additional amounts raised on the platform.

The Company has evaluated subsequent events through March 12, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.